SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 2 to
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Transocean Inc.
(Name of Subject Company (issuer))
Transocean Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person)
1.5% Convertible Debentures Due May 15, 2021
(Title of Class of Securities)
893830 AD1
(CUSIP Number of Class of Securities)
Eric B. Brown, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Transocean Inc.
4 Greenway Plaza
Houston, Texas 77046
(713) 232-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Gene J. Oshman, Esq.
John D. Geddes, Esq.
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on April 17, 2006, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on May 4, 2006, by Transocean Inc., a Cayman Islands company (“Transocean”), relating to Transocean’s offer to repurchase the 1.5% Convertible Debentures due May 15, 2021 that were issued by Transocean, as more fully described in the Company Notice dated April 17, 2006 (the “Company Notice”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO.
     This Amendment to the Schedule TO is being filed in satisfaction of the disclosure requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
ITEMS 1 through 9.
     Items 1 through 9 of the Schedule TO, as well as the Company Notice, are hereby amended and supplemented as follows:
     On May 11, 2006, Transocean’s board of directors authorized an increase in the amount of Ordinary Shares that Transocean may repurchase pursuant to its share repurchase program from $2 billion, which was previously authorized and announced in October 2005, to $4.0 billion. As of such date, after prior repurchases, Transocean still had authority to repurchase $3.4 billion of Ordinary Shares under the program.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2006
TRANSOCEAN INC.
	By:	/s/ ERIC B. BROWN
Eric B. Brown
Senior Vice President, General Counsel and Corporate Secretary

2